EXHIBIT (a)(1)(i)
Press Release Issued by Lafarge S.A. on February 6, 2006

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, February 6, 2006
Lafarge To Launch Cash Tender Offer
For The Outstanding 46.8% Minority Stake in Lafarge North America
Lafarge, the world leader in building materials, and owner of a 53.2% stake in Lafarge North America (NYSE & TSX: LAF), today announced its intention to launch a cash tender offer (the “Offer”) for the remaining 46.8% minority stake it does not own. Lafarge intends to offer Lafarge North America shareholders US$75 in cash for each Lafarge North America share they hold, representing a 16.7% premium over Lafarge North America’s closing stock price on February 3, 2006, and a 31.0% premium over Lafarge North America’s average closing stock price over the past three months. Based on the 35.3 million minority-owned shares and on outstanding options, the Offer represents a total transaction value of US$3.0 billion.
The contemplated transaction, which Lafarge will fund entirely through debt, is expected to be immediately accretive to Lafarge earnings per share.
Bruno Lafont, who became Chief Executive Officer of Lafarge on January 1, 2006, said:
“Lafarge’s offer to acquire the minority shares of Lafarge North America represents a unique opportunity for Lafarge North America shareholders to realize the value of their shares at a significant premium to Lafarge North America’s current and recent stock price. The successful completion of our tender offer will also benefit Lafarge and its shareholders.
“This transaction makes strategic sense for Lafarge, because it will enable us to pursue business and growth opportunities in North America even more effectively. It makes operational sense, because it will streamline and accelerate decision-making, free of the complexity of operating through a partially owned, publicly traded subsidiary. And it makes financial sense, because it will enable us to improve the use of free cash flow at Group level and should be immediately accretive to our earnings per share.
“In short, this is a ‘win-win’ transaction for the shareholders, the customers and the employees of both companies,” Bruno Lafont said.
The Offer will be made directly to the shareholders of Lafarge North America, and Lafarge intends to commence the contemplated tender offer within two weeks. As part of the transaction, Lafarge will also offer to purchase all outstanding exchangeable preference shares of Lafarge Canada, a subsidiary of Lafarge North America.
The Offer will be conditioned upon, among other things, the tender of a majority of the shares not held by Lafarge and its affiliates and the ownership by Lafarge of at least 90% of the outstanding shares. Any common shares not acquired in the tender offer are expected to be acquired in a subsequent merger at the same price as the tender offer.
JP Morgan and BNP Paribas are acting as joint financial advisors and dealer managers and Cleary Gottlieb Steen & Hamilton LLP is acting as legal advisor to Lafarge in connection with the tender offer.

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Neither Lafarge nor any of its affiliates has commenced the tender offer to which this communication relates. Shareholders of Lafarge North America are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC when they become available, because they will contain important information. Shareholders of Lafarge North America may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the Offer, at 1-888-750-5834.
Notes to Editors:
Lafarge, the world leader in building materials, holds top-ranking positions in all four of its divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.
Lafarge North America is one of the largest publicly traded construction materials providers in North America. Lafarge North America today is a 53.2%-owned subsidiary of Lafarge. The company has been listed on the New York Stock Exchange since 1983 and is also listed on the Toronto Stock Exchange.

Conference Call
An analyst conference call will be held on February 6, 2006 at 14:00 French time, in English
(13:00 UK time; 08:00AM EDT in North America)
A slide presentation will be available from 12:00 French time on the Lafarge website
(www.lafarge.com)
If you wish to participate in the conference call, please dial:
From France: 0805 11 13 39
From UK toll free (UK only): 0800 073 89 89
From UK dial in local number: +44 (0) 1452 542 300
From USA toll free (US only): 1 866 220 14 52
Conference call name: “Lafarge”

COMMUNICATIONS:	INVESTOR RELATIONS:
Stéphanie Tessier	Yvon Brind’Amour
33-1 44-34-92-32	33-1 44-34-92-93
stephanie.tessier@Lafarge.com	yvon.brindamour@Lafarge.com
Louisa Pearce-Smith / Lucy Wadge	Danièle Daouphars
33-1 44-34-58-30	33-1 44-34-92-93
daniele.daouphars@Lafarge.com

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Statements made in this press release that are not historical facts, including the expected immediacy of earnings accretion, the improved use of free cash flow and increased flexibility and efficiency in implementing its North American strategy, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: whether the conditions of the tender offer will be satisfied; the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Company does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets and, in particular, in North America; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including the Company’s Reference Document and Annual Report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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